UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                        SBA Communications Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                            Class A Common Stock,
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  78388J106
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                April 27, 2006
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

CUSIP NO. 78388J106                                            PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       AAT Holdings, LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       05-0556762
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                             5   SOLE VOTING POWER
        NUMBER OF
          SHARES                 17,059,336
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY            6   SHARED VOTING POWER
           EACH
        REPORTING                -0-
          PERSON           -----------------------------------------------------
           WITH              7   SOLE DISPOSITIVE POWER

                                 17,059,336
                           -----------------------------------------------------
                             8   SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       17,059,336 shares of Class A Common Stock
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       16.6% (based on 102,885,224 shares of Class A Common Stock outstanding as of April 27, 2006)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:

            SBA Communications Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            5900 Broken Sound Parkway NW
            Boca Raton, Florida 33487

ITEM 2(a).  NAME OF PERSON FILING

            AAT Holdings, LLC

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            12444 Powerscourt Drive
            Suite 140
            St. Louis, MO 63144

ITEM 2(c).  CITIZENSHIP

            Delaware

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock

ITEM 2(e).  CUSIP NUMBER:

            78388J106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable.

ITEM 4.     OWNERSHIP

            (a) Amount beneficially owned: 17,059,336 shares of Class A Common Stock
            (b) Percent of Class: 16.6% (based on 102,885,224 shares of Class A Common Stock outstanding as of April 27, 2006)
            (c)  Number of shares as to which person has:

                  Sole power to vote: 17,059,336
                  Shared power to vote: -0-
                  Sole power to dispose of shares: 17,059,336
                  Shared power to dispose of shares: -0-

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

            Not Applicable.

ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not required and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           AAT HOLDINGS, LLC



                                           By:  /s/ Wendy Knudsen
                                               ---------------------------------
                                                Name:       Wendy Knudsen
                                                Title:      Authorized Officer

Date: May 5, 2006